March 22, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Michael F. Johnson

RE:      Teaching Time, Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed February 18, 2010
         File No. 333-164968

Mr. Johnson:

      This letter responds to comments from the Staff (the "Staff") of the Securities and Exchange Commission(the "Commission") contained in the letter from the Staff to Teaching Time, Inc. (the "Company") dated March 17, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

      For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

Given that the offering is a best efforts, self-underwritten offering, it is not appropriate to present information in the prospectus as though all of the shares of common stock will be sold. In this regard, we note your statement that you are registering 3 million shares of common stock "for a total amount of $30,000." Where you reference shares to be sold in this offering, please revise to indicate a range of possible outcomes with respect to the number of shares to be sold, the number of shares outstanding after the offering and the possible proceeds to be generated thereby, as applicable.

RESPONSE:

We concur with the Staff and have updated the language in the registration statement to reflect that all shares may not be sold and if they are not sold, what is the total proceeds from selling less than all of the shares.

STAFF COMMENT 2:

We note that you have included risk factors on page 6 and 7 addressing generally your anticipated expenses and your need for additional financing. Please revise to provide quantitative risk factor disclosure regarding your liquidity position. Disclose in an appropriate risk factor subheading the number of months your available cash resources will fund as of the most recent practicable date as well as the additional amount required to meet your financial commitments for the next 12 months. Please update this information as of the most recent practicable date with each amendment to the registration statement.

RESPONSE:

We concur with the staff and have added a quantitative risk factor disclosure on our liquidity position. In addition, we added a new risk factor to address our number of months with our available cash position and the requirements for our business to meet our financial commitments for the next 12 months.

STAFF COMMENT 3:

You state that your intellectual property is critical to your business and you seek to protect it through copyrights, trademarks, patents, strategic relationship agreement, etc. However, it does not appear that you own any intellectual property. Please advise or revise your disclosure accordingly..

RESPONSE:

We concur with the staff and have modified our intellectual property disclosure.

STAFF COMMENT 4:

Please provide the calculations that support the "potential gain to existing shareholders" and the "increase to present stockholders in net tangible book value per share after offering" or revise your disclosures accordingly. Also, revise to include dilution information assuming 25%, 50%, and 75% of the shares are sold in this offering.

RESPONSE:

We concur with the staff, the calculations were incorrect and we have adjusted them. The calculation for the "potential gain to existing shareholders" is difference between the net tangible book value before and after the offering. The "increase to present stockholders in net tangible book value per share after the offering" is the same value. We also included the dilution information for 25%, 50%, and 75% of the offering being subscribed.

STAFF COMMENT 5:

We note your statements that you "currently plan to have [y]our common stock listing on the OTC Bulletin Board, subject to the effectiveness of this Registration Statement" and that "a market marker will be required to file a Form 211 with the National Association of Securities Dealers Inc." Please note that the OTC Bulletin Board is a quotation service and that securities are "quoted" on the OTC Bulletin Board. In addition, because quotation on the OTCBB requires sponsorship by a market maker, please clarify that as an issuer, you may contact an authorized OTCBB Market Maker for sponsorship of your securities on the OTCBB, but there can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that any request for sponsorship will be approved. Finally, please revise to clarify that relationship between seeking quotation on the Bulletin Board and effectiveness of your registration statement.

RESPONSE:

We concur with the staff and updated our registration statement to clarify the purpose of the OTCBB, that there is no assurance we can get approval with FINRA, and the relationship between the OTCBB and our registration statement.

STAFF COMMENT 6:

The disclosure throughout this section assumes an advanced level of understand with respect to your business, industry and potential products. Please review the disclosure throughout this section and revise to describe in more specific terms the types of products you initially expect to produce. Ensure that your product descriptions as well as your discussions of the business and industry are easily understood by person not already familiar with the instructional product and services e-learning industries.

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

RESPONSE:

We concur with the staff and updated the business section to properly describe the product offerings and their specific descriptions.

STAFF COMMENT 7:

Please specifically disclose the factual basis for and the context of your beliefs and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all such beliefs and opinions. For example, please remove from your filing, or provide support for, the following:

   o Teaching Time will provide its clients the personal touch that large, proprietary systems vendors are ill-equipped to deliver;

   o  Teaching Time will deliver superior instructional solutions;

   o The founder has significant experience and many contacts within the e-learning and new media industries;

   o Despite their lofty claims, most of these systems service providers are ill-equipped to help clients with their most daunting task - that of organizing, restructuring, and enhancing their content to provide meaningful we-based instruction;

   o  Client sare overwhelmed by the choices and confused by the options; and

   o Like healthcare, government e-learning I demonstrating some growth, especially in sectors where training is mandated by law.

RESPONSE:

We concur with the staff and removed the references above from the competitive section.

STAFF COMMENT 8:

You state that the "founders" have established and continue to establish their credibility among potential clients, particularly in the higher education and high-tech corporate sectors. Please clarify whether there are founders other that Ms. Lamson and, if so, please identify them by name.

RESPONSE:

We concur with the staff and removed the references to "founders". There is only 1 founder, Ms. Lamson.

STAFF COMMENT 9:

With respect to your reference to the Department of Homeland Security's Forecast of Contract Opportunities for FY 2004, please expand your disclosure to clarify the relationship between your proposed business activities and the Department of Homeland Security's training needs. Given that you have not developed a business or marketing plan, and your proposed business does not appear to be on a scale comparable to the Department of Homeland Security, it is unclear how this information is relevant to your proposed business. In addition, please provide us with a copy of the relevant portions of the report clearly market d to highlight those sections that you believe support your statement.

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

RESPONSE:

We concur with the staff and removed the section to Government Clients.

STAFF COMMENT 10:

Please expand your discussion to provide more detailed information regarding your plan of operations over the next twelve-month period. Discuss each of your planned activities and each material event or step required to pursue each of your planned activities. To the extent you discuss future plans for your operations, such as hiring consultants, developing a prototype or developing your website, the discussion should be balanced to include timeframes for implementing future plans and any uncertainties or obstacles involved before the planned operation can commence. Include in the discussion the categories of anticipated expenditures, the approximate funds you will need to raise until you can commence operations and any anticipated funding sources.

RESPONSE:

We concur with the staff and updated the Plan of Operations to include the milestones, costs, and uncertainties for the Company over the next twelve months.

STAFF COMMENT 11:

You state that your ability to continue as a going concern is contingent upon your ability to obtain additional financing and to generate revenues and cash flows to meet your obligations on a timely basis. Disclosure in this section should include the minimum period of time that you will be able to conduct planned operations using proceeds from the offering. Please provide this information based on a range of possible outcomes of this best efforts offering. Quantitative information regarding your financial requirements is required to help investors assess the company's financial condition and the likelihood you will be able to pursue your business plan. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

RESPONSE:

We concur with the staff and revised the Liquidity and Capital Resources section to reflect the impact of the offering on our twelve month operations in accordance with Regulation S-K.

STAFF COMMENT 12:

Describe the business experience during the past five years for Ms. Lamson. Refer to Item 401 of Regulation S-K. Note that your disclosure should include principal occupation and employment information as well as other specific information relating to relevant business experience. In this regard, we note your state on page 32 that Ms. Lamson has over 15 years of experience in the teaching industry and that prior to joining Teaching Time, Ms. Lamson worked at both the junior high and high school level. However, this disclosure is not sufficiently responsive to the Item 401 requirements.

RESPONSE:

We concur with the staff and have updated the information on Ms. Lamson to satisfy the requirements under Item 401.

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

STAFF COMMENT 13:

Please revise to discuss the other activities that currently occupy Ms. Lamson time.

RESPONSE:

We concur with the staff and update the registration statement to reflect Ms. Lamson's other activities.

      We trust that you will find the foregoing responsive to the comments from the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 408-605-1572.

Sincerely,

/s/ Lisa Lamson
---------------
Lisa Lamson
Chief Executive Officer

Enclosure

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